RECITALS

     A. On June 21, 2000, Digital Insight Corporation ("Digital Insight") acquired 1View Network Corporation, a Delaware corporation, pursuant to that certain Agreement and Plan of Merger dated April 8, 2000 (the "Merger Agreement");

     B. The Digital Insight Board of Directors (the "Board"), by unanimous written consent dated on June 21, 2000, (1) approved the assumption by Digital Insight of the 1View Network Corporation 1999 Stock Plan (the "Plan") and all of the then outstanding options granted under the Plan, (2) approved the conversion of awards outstanding under the Plan to awards to acquire Digital Insight common stock as contemplated by the Merger Agreement, and (3) authorized the officers of Digital Insight to carry out the assumption of the Plan and the assumption and conversion of all the outstanding options granted under the Plan; and

     C.   It is advisable to amend the Plan to reflect Digital
Insight's assumption of the Plan.

                            AMENDMENT

     The Plan is hereby amended as follows:

     1. The definition of "Company" set forth in the Plan is amended to read as follows: "Company" means Digital Insight
Corporation, a Delaware corporation.

     2. The definition of "Change in Control Event" is deleted in its entirety.

     3.   The definition of "Plan" is amended to read as follows:
"Plan means this 1999 Stock Plan, as Amended."

     4. The number of shares of stock set forth in Section 3 of the Plan is amended to read "452,075," which number of shares equals the number of shares subject to the Plan immediately prior to its assumption by Digital Insight (2,000,000), as adjusted in accordance with the Merger Agreement to reflect the conversion of the shares to shares of Digital Insight Common Stock.

     5. Section 4(b) is amended by including the following subsection (xi) at the end thereof to read as follows: "(xi) to reduce the exercise price of any Option or Stock Purchase Right to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Option or Stock Purchase Right shall have declined since the date the Option or Stock Purchase Right was granted."

     6. Section 8(a)(ii) is amended to read as follows: "(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator. In the case of a Nonstatutory Stock Option intended to qualify as "performance-based" within the meaning of Section 162(m) of the Code, the per Share exercise price shall be no less than 100% of the Fair Market Value per share on the date of grant."

     7. Section 9(a) is amended by deleting the second sentence thereof.

     8. Section 9(b) is amended by deleting the phrase "(of at least thirty (30) days)" in the first sentence thereof and by replacing the phrase "two (2) months" with the phrase "three (3) months" in the second sentence thereof.

     9. Section 9(c) is amended by deleting the phrase "(of at lease six (6) months)" in the first sentence thereof.

     10. Section 9(d) is amended by deleting the phrase "(of at least six (6) months)" in the first sentence thereof.

     11. Section 11(a) is amended by deleting the third sentence thereof.

     12. Section 11(b) is amended by deleting the last sentence thereof.

     13.  Section 12(b) is amended to replace the phrase "fifteen
(15) days" with the phrase "ten (10) days" in the second sentence thereof.

     14. Section 12(c) is amended in its entirety to read as follows: "(c) Merger or Asset Sale. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Option and Stock Purchase Right shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Option or Stock Purchase Right, the Optionee shall fully vest in and have the right to exercise the Option or Stock Purchase Right as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or Stock Purchase Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Optionee in writing or electronically that the Option or Stock Purchase Right shall be fully vested and exercisable for a period of fifteen (15) days from the date of such notice, and the Option or Stock Purchase Right shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or Stock Purchase Right shall be considered assumed if, following the merger or sale of assets, the option or right confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option or Stock Purchase Right immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or Stock Purchase Right, for each Share of Optioned Stock subject to the Option or Stock Purchase Right, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets."

     IN WITNESS WHEREOF, Digital Insight has caused this
Amendment to be executed by the undersigned duly authorized officer.

                              DIGITAL INSIGHT CORPORATION,
                              a Delaware corporation

Dated: July 7, 2000           By: /s/ Kevin McDonnell
       -------------------       --------------------------
                                 Kevin McDonnell
                                 Senior Vice President,
                                 Finance & Administration,
                                 Chief Financial
                                 Officer and Secretary

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